Exhibit 99.2

ASCENDIS PHARMA A/S

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended December 31, 2016 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

Special Note Regarding Forward-Looking Statements

This report contains forward-looking statements concerning our business, operations and financial performance and conditions, as well as our plans, objectives and expectations for our business operations and financial performance and conditions. Any statements contained herein that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “predict,” “potential,” “positioned,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions or indicate future events and future trends, or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, statements about:

•	our ongoing Phase 3 pediatric study of TransCon Growth Hormone, a long-acting prodrug of human Growth Hormone (“hGH”) and Phase 1 study of TransCon PTH, a long-acting prodrug of parathyroid hormone, and our planned Phase 1 study of TransCon CNP, a long-acting prodrug of C-Type Natriuretic Peptide;

•	our plans to file an Investigational New Drug application (“IND”), or equivalent, for TransCon CNP in the fourth quarter of 2017;

•	our receipt of future milestone or royalty payments from our collaboration partners, and the expected timing of such payments;

•	our expectations regarding the potential market size and the size of the patient populations for our product candidates, if approved for commercial use;

•	our expectations regarding the potential advantages of our product candidates over existing therapies;

•	our ability to enter into new collaborations;

•	our expectations with regard to the ability to develop additional product candidates using our TransCon technology and file INDs or equivalents for such product candidates;

•	our expectations with regard to the ability to seek expedited regulatory approval pathways for our product candidates, including the ability to rely on the parent drug’s clinical and safety data with regard to our product candidates;

•	our expectations with regard to our current and future collaboration partners to pursue the development of our product candidates;

•	our development plans with respect to our product candidates;

•	our ability to develop, acquire and advance product candidates into, and successfully complete, clinical trials;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	the commercialization of our product candidates, if approved;

•	our commercialization, marketing and manufacturing capabilities of our product candidates and associated devices;

•	the implementation of our business model and strategic plans for our business, product candidates and technology;

•	the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates;

•	estimates of our expenses, future revenue, capital requirements, our needs for additional financing and our ability to obtain additional capital;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act of 2012;

•	our financial performance; and

•	developments and projections relating to our competitors and our industry.

These forward-looking statements are based on senior management’s current expectations, estimates, forecasts and projections about our business and the industry in which we operate and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this report may turn out to be inaccurate. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the section in our Annual Report on Form 20-F for the year ended December 31, 2016 — “Item 3.D. Risk Factors”. You are urged to consider these factors carefully in evaluating the forward-looking statements. These forward-looking statements speak only as of the date of this report. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. Given these risks and uncertainties, you are cautioned not to rely on such forward-looking statements as predictions of future events.

You should read this report and the documents that we reference in this report and have filed as exhibits to this report completely and with the understanding that our actual future results may be materially different from what we expect. You should also review the factors and risks we describe in the reports we will file or submit from time to time with the Securities and Exchange Commission (the “SEC”) after the date of this report. We qualify all of our forward-looking statements by these cautionary statements.

Overview

We are a biopharmaceutical company applying our TransCon technology to develop a pipeline of sustained release prodrug therapies with best-in-class profiles to address large markets with significant unmet medical needs. We have created a portfolio of potential best-in-class rare disease endocrinology product candidates to address unmet medical needs by applying TransCon technology to parent drugs with clinical proof-of-concept. We are developing our most advanced product candidate, TransCon Growth Hormone, or TransCon hGH, for once-weekly administration to treat growth hormone deficiency, or GHD, and other indications. In August 2016, we initiated a pivotal global Phase 3 study of TransCon hGH, the heiGHt Trial, in children with GHD. In 2015, we successfully completed a Phase 2 study of TransCon hGH to evaluate the safety and efficacy of once-weekly TransCon hGH in 53 treatment naïve, pre-pubertal children with GHD.

We are also using our TransCon technology platform to develop TransCon PTH, a long-acting prodrug of parathyroid hormone, for hypoparathyroidism, a rare endocrine disorder of calcium and phosphate metabolism. In June 2017, we initiated regulatory submissions in Australia to enable our entry into our first human clinical study with TransCon PTH and, in September 2017, we announced that we have dosed subjects in our Phase 1 clinical study with TransCon PTH. We believe our TransCon PTH may solve a significant unmet medical need, by providing patients suffering from hypoparathyroidism with a more physiological parathyroid hormone replacement therapy than currently approved drugs.

We are also developing TransCon CNP, a long-acting prodrug of C-type Natriuretic Peptide, for the treatment of achondroplasia, the most common form of dwarfism. Currently, there are no therapies for achondroplasia approved by the U.S. Food and Drug Administration, or the FDA. TransCon CNP is based on our TransCon technology platform and C-type natriuretic peptide, a therapeutic peptide with extensive preclinical data. We are completing our toxicology studies and scaling up our manufacturing to support an IND or equivalent regulatory filing in another country in the fourth quarter of 2017.

Outside rare endocrine disorders, we have developed a pipeline of sustained release prodrug product candidates, such as TransCon Ranibizumab in the field of ophthalmology, for which we partnered with Genentech, TransCon Peptides for the treatment of diabetes, for which we partnered with Sanofi, and TransCon Treprostinil, which completed a Phase 1 study in healthy adult volunteers in 2015.

We commenced operations in December 2007 in connection with the acquisition of the company that invented our TransCon technology, Complex Biosystems GmbH. Since we commenced operations in 2007, we have devoted substantially all of our efforts to developing our product candidates, including conducting preclinical studies and clinical trials and providing general and administrative support for these operations. We do not have any approved products and have never generated any revenue from product sales. On February 2, 2015, we completed our initial public offering (“IPO”) of American Depositary Shares (“ADSs”), each representing one ordinary share, on the NASDAQ Global Select market under the symbol “ASND”.

We had a net loss of €89.7 million for the nine months ended September 30, 2017 and a net loss of €68.5 million for the year ended December 31, 2016. Our total equity was €202.2 million as of September 30, 2017 compared to €176.6 million as of December 31, 2016. We have not generated royalties or revenues from product sales, and do not expect to generate royalties or revenues from product sales prior to regulatory approval of any of our product candidates.

Results of Operations

Comparison of the three months ended September 30, 2017 and 2016 (unaudited):

	Three Months Ended September 30,
	2017	2016
	(EUR’000)
Revenue	434	1,169
Research and development costs	(29,067)	(16,510)
General and administrative expenses	(2,840)	(2,641)

Operating profit / (loss)	(31,473)	(17,982)
Finance income	165	18
Finance expenses	(2,809)	(347)

Profit / (loss) before tax	(34,117)	(18,311)

Tax on profit / (loss) for the period	240	57

Net profit / (loss) for the period	(33,877)	(18,254)

Revenue

The following table summarizes our revenue for the three months ended September 30, 2017 and 2016 (unaudited):

	Three Months Ended September 30,
	2017	2016
	(EUR’000)
Revenue from the rendering of services	434	424
License income	—	745

Total revenue	434	1,169

Total revenue for the three months ended September 30, 2017 was €0.4 million, a decrease of €0.7 million, or 63%, compared to total revenue of €1.2 million for the three months ended September 30, 2016. This change was due to a decrease of €0.7 million in license income, as the recognition of deferred income under our initial collaboration with Genentech had been completed by the end of 2016.

As of September 30, 2017, we had deferred income of €0.1 million arising from our collaboration agreement with Genentech similar to €0.1 million as of December 31, 2016. This deferred income will be recognized as revenue as we and our collaboration partner progress the development projects.

Research and Development Costs

Research and development costs increased to €29.1 million for the three months ended September 30, 2017 from €16.5 million for the three months ended September 30, 2016. The increase of €12.6 million, or 76%, is primarily attributable to a €6.8 million increase in external development costs related to our ongoing pivotal global Phase 3 study of TransCon hGH and related manufacturing costs for this product candidate. External development costs to TransCon PTH and TransCon CNP increased by €1.6 million and €2.1 million, respectively, reflecting the continued development and progress with these two product candidates. Other research and development costs increased by approximately €2.1 million, or 37%, primarily driven by an increase in personnel costs of €1.3 million and an increase in travel costs of €0.2 million due to a higher number of employees in research and development functions, but also reflecting generally increasing activities and costs to support the development of our product candidates. Research and development costs included non-cash share-based compensation of €0.9 million for the three months ended September 30, 2017 and €0.8 million for the three months ended September 30, 2016.

General and Administrative Expenses

General and administrative expenses were €2.8 million for the three months ended September 30, 2017, an increase of €0.2 million, or 8%, compared to general and administrative expenses of €2.6 million for the three months ended September 30, 2016. The increase is primarily due to a net increase in personnel costs of €0.1 million mostly related to non-cash share-based compensation, and an increase in travel costs of €0.1 million. General and administrative expenses included non-cash share-based compensation of €1.0 million for the three months ended September 30, 2017, and €0.8 million for the three months ended September 30, 2016.

Finance Income and Finance Expenses

Finance income was €0.2 million for the three months ended September 30, 2017, compared to €18 thousand for the three months ended September 30, 2016. Finance expenses were €2.8 million for the three months ended September 30, 2017, compared to €0.3 million for the same period of 2016. The increase in net finance expenses was due to negative exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the three months ended September 30, 2017, whereas the exchange rate between U.S. Dollar and Euro was more stable in the three months ended September 30, 2016. During the three months ended September 30, 2017, the U.S. Dollar weakened against the Euro, and we recognized an unrealized exchange rate loss of €2.8 million on our cash position maintained in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the three months ended September 30, 2017 was a net tax credit of €0.2 million compared to a net tax credit of €0.1 million for the three months ended September 30, 2016. Taxes for the three months ended September 30, 2017 comprised an estimated tax credit of €0.2 million in the group of Danish companies and a net tax credit of €0.1 million in our U.S. subsidiary, reduced by tax expenses in our German subsidiary of €0.1 million. The net tax credit for the three months ended September 30, 2016 comprised an estimated tax credit for our Danish companies of €135 thousand partly offset by tax payments in our U.S. and German subsidiaries of €78 thousand.

Comparison of the nine months ended September 30, 2017 and 2016 (unaudited):

	Nine Months Ended September 30,
	2017	2016
	(EUR’000)
Revenue	1,250	3,563
Research and development costs	(71,555)	(46,031)
General and administrative expenses	(9,396)	(8,218)

Operating profit / (loss)	(79,701)	(50,686)
Finance income	453	1,491
Finance expenses	(10,765)	(3,111)

Profit / (loss) before tax	(90,013)	(52,306)

Tax on profit / (loss) for the period	291	249

Net profit / (loss) for the period	(89,722)	(52,057)

Revenue

The following table summarizes our revenue for the nine months ended September 30, 2017 and 2016 (unaudited):

	Nine Months Ended September 30,
	2017	2016
	(EUR’000)
Revenue from the rendering of services	1,250	1,329
License income	—	2,234

Total revenue	1,250	3,563

Total revenue for the nine months ended September 30, 2017 was €1.3 million, a decrease of €2.3 million, or 65%, compared to total revenue of €3.6 million for the nine months ended September 30, 2016. This change was due to a decrease of €2.2 million in license income, as the recognition of deferred income under our initial collaboration with Genentech had been completed by the end of 2016, and a decrease of €0.1 million in revenue from rendering of services under the same collaboration, due to fewer services rendered by us.

As of September 30, 2017, we had deferred income of €0.1 million arising from our collaboration agreement with Genentech similar to €0.1 million as of December 31, 2016. This deferred income will be recognized as revenue as we and our collaboration partner progress the development projects.

Research and Development Costs

Research and development costs increased to €71.6 million for the nine months ended September 30, 2017 from €46.0 million for the nine months ended September 30, 2016. The increase of €25.6 million, or 55%, is primarily attributable to a €8.4 million increase in external development costs related to our TransCon hGH project, reflecting our ongoing pivotal global Phase 3 study of TransCon hGH and related manufacturing costs for this product candidate. External development costs to our TransCon PTH and TransCon CNP projects increased by €5.9 million and €5.5 million, respectively, due to the continued development and progress with these two product candidates. Other research and development costs increased by €5.8 million, primarily driven by an increase in personnel costs of €3.9 million and an increase in travel costs of €0.4 million due to a higher number of employees in research and development functions. Facility costs and IT costs increased by a total of €0.5 million and other general costs increased by a total of €1.0 million due to the growth in headcount and increasing activities. Research and development costs included non-cash share-based compensation of €3.3 million for the nine months ended September 30, 2017 and €2.8 million for the nine months ended September 30, 2016.

General and Administrative Expenses

General and administrative expenses were €9.4 million for the nine months ended September 30, 2017, an increase of €1.2 million, or 14%, compared to general and administrative expenses of €8.2 million for the nine months ended September 30, 2016. The increase is primarily due to an increase in personnel costs of €1.1 million, of which €1.0 million relates to non-cash share-based payments. Other general and administrative expenses increased by €0.1 million due to the general increase in operating activities. General and administrative expenses included non-cash share-based compensation of €3.6 million for the nine months ended September 30, 2017, and €2.6 million for the nine months ended September 30, 2016.

Finance Income and Finance Expenses

Finance income was €0.5 million for the nine months ended September 30, 2017, compared to €1.5 million for the nine months ended September 30, 2016. Finance expenses were €10.8 million for the nine months ended September 30, 2017, compared to €3.1 million in the same period of 2016. The significant increase in net finance expenses was due to negative exchange rate fluctuations, primarily between the U.S. Dollar and Euro in the nine months ended September 30, 2017, and a higher cash position in

U.S. Dollar over the nine months ended September 30, 2017 as compared to the similar period of 2016. During the nine months ended September 30, 2017, the U.S. Dollar and the British Pound weakened against the Euro, and we recognized an unrealized exchange rate loss of €10.7 million on our cash positions maintained in U.S. Dollars and British Pounds. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

We did not hold any interest-bearing debt for any of the periods presented.

Tax for the Period

Tax for the nine months ended September 30, 2017 was a net tax credit of €0.3 million compared to a net tax credit of €0.2 million for the nine months ended September 30, 2016. Taxes for the nine months ended September 30, 2017 comprised an estimated tax credit of €0.5 million in the group of Danish companies and a tax credit of €50 thousand in our U.S. subsidiary, partly offset by tax expenses in our German subsidiary of €0.2 million. The net tax income for the nine months ended September 30, 2016 comprised an estimated tax credit of €0.5 million in the group of Danish companies reduced by tax expenses of €0.3 million attributable to our German and U.S. subsidiaries.

Liquidity and Capital Resources

As of September 30, 2017, we had cash and cash equivalents totaling €206.3 million compared to €180.3 million as of December 31, 2016. We have funded our operations primarily through issuance of our preference shares, ordinary shares and convertible debt securities and payments to us under our collaboration agreements. On February 2, 2015, we announced the closing of our initial public offering, with net proceeds of $111.5 million (or approximately €101.4 million at such date) after deducting underwriting commissions and offering expenses. On October 24, 2016, we completed a follow-on public offering of ADSs, with net proceeds of $111.7 million (or €102.6 million), after deducting underwriters’ commissions and offering expenses. On November 2, 2016, we completed the partial exercise of the underwriters’ option to purchase additional ADSs, with net proceeds of $15.4 million (or €14.0 million) after deducting underwriters’ commissions and offering expenses payable by us. On September 29, 2017, we completed a follow-on public offering of ADSs, with net proceeds of $126.4 million (or €107.1 million), after deducting underwriters’ commissions and estimated offering expenses. On October 5, 2017, subsequent to the balance sheet date, we completed the exercise in full of the underwriters’ option to purchase additional ADSs, with net proceeds of approximately $19.0 million (€16.2 million at the date of closing) after deducting underwriters’ commissions and offering expenses payable by us. Our expenditures are primarily related to research and development activities and general and administrative activities to support research and development. We do not owe any debt to third parties.

Based on our current operating plan, we believe that our existing cash and cash equivalents as of September 30, 2017 will be sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to:

•	our ability to establish and maintain strategic partnerships, licensing or other arrangements and the financial terms of such agreements;

•	the achievement of development, regulatory and commercial milestones resulting in the payment to us from our collaboration partners of contractual milestone payments and the timing of receipt of such payments, if any;

•	the progress, timing, scope, results and costs of our preclinical studies and clinical trials for our product candidates and manufacturing activities that have not been licensed, including the ability to enroll patients in a timely manner for clinical trials;

•	the time and cost necessary to obtain regulatory approvals for our product candidates that have not been licensed and the costs of post-marketing studies that could be required by regulatory authorities;

•	our progress and the progress of our collaboration partners in the successful commercialization and co-promotion of our most advanced product candidates and our efforts to develop and commercialize our other existing product candidates;

•	the manufacturing, selling and marketing costs associated with product candidates, including the cost and timing of building our sales and marketing capabilities;

•	the timing, receipt, and amount of sales of, or royalties on, our future products, if any;

•	the sales price and the availability of adequate third-party coverage and reimbursement for our product candidates;

•	the cash requirements of any future acquisitions or discovery of product candidates;

•	the number and scope of preclinical and discovery programs that we decide to pursue or initiate;

•	the potential acquisition and in-licensing of other technologies, products or assets;

•	the time and cost necessary to respond to technological and market developments, including further development of our TransCon technology; and

•	the costs of filing, prosecuting, maintaining, defending and enforcing any patent claims and other intellectual property rights, including litigation costs and the outcome of such litigation, including costs of defending any claims of infringement brought by others in connection with the development, manufacture or commercialization of our product candidates.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates for which we retain such responsibility and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following table summarizes our cash flows for each of the unaudited nine month periods ended September 30, 2017 and 2016:

	Nine Months Ended September 30,
	2017	2016
	(EUR’000)	(EUR’000)
Cash flows from / (used in) operating activities	(70,942)	(43,519)
Cash flows from / (used in) investing activities	(706)	(570)
Cash flows from / (used in) financing activities	108,295	640

Net increase / (decrease) in cash and cash equivalents	36,647	(43,449)

Cash Flows From / (Used in) Operating Activities

Net cash used in operating activities for the nine months ended September 30, 2017 was €70.9 million compared to €43.5 million for the nine months ended September 30, 2016. The net loss for the nine months ended September 30, 2017 of €89.7 million was adjusted by non-cash charges of €0.5 million for depreciation and €6.9 million for share-based payments. Net finance expenses, primarily comprising exchange rate adjustments, of €10.3 million and net tax credits of €0.3 million, were reversed. The net change in working capital contributed positively to cash flow by €1.2 million, primarily comprising a €6.6 million increase in trade payables and other payables, partly offset by an increase in prepayments and trade receivables of €5.4 million. We received net finance income of €0.4 million and paid income taxes of €0.2 million in the nine months ended September 30, 2017.

Net cash used in operating activities for the nine months ended September 30, 2016 was €43.5 million. The net loss for the nine months ended September 30, 2016 of €52.1 million was adjusted by €7.4 million in non-cash expenses, primarily comprising share-based compensation and net finance expenses. The net change in working capital contributed positively to cash flow by €1.3 million, primarily comprising a €3.0 million increase in trade payables and other payables, partly offset by a decrease in deferred income of €2.2 million. Trade receivables and prepayments decreased by €2.0 million, but were partly offset by a €1.5 million increase in other receivables. We paid income taxes of €0.1 million in the nine months ended September 30, 2016.

Cash Flows From / (Used in) Investing Activities

Cash flows used in investing activities for the nine months ended September 30, 2017 of €0.7 million were primarily related to acquisition of equipment for use in the laboratories of our German facility, but also comprising acquisition of furniture and equipment for expanding our offices in Denmark and in the U.S.

Cash flows used in investing activities for the nine months ended September 30, 2016 of €0.6 million were related to acquisition of equipment for use in our offices in Denmark and in the U.S. and in the laboratories of our German facility.

Cash Flows From / (Used in) Financing Activities

Cash flows from financing activities for the nine months ended September 30, 2017 of €108.3 million were related to our follow-on offering completed in September 2017 in which we raised net proceeds of €107.1 million and exercise of warrants in March, August and September 2017, in which we raised €1.2 million.

Cash flows from financing activities for the nine months ended September 30, 2016 were related to warrant exercises in April, May, and September 2016 in which we received €0.6 million.

Off-balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Qualitative Disclosures about Market Risk

Our activities primarily expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We do not enter into derivative financial instruments to manage our exposure to such risks.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar, the British Pound and the Danish Krone. Our functional currency is the Euro, but we have received payments in U.S. Dollars under our collaborations. Further, the proceeds from our series D financing in November 2014, our IPO in February 2015 and our follow-on offerings in October and November 2016 and in September 2017 were in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those reserves.

Interest Rate Risk

As we have no interest-bearing debt to third parties, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash, cash equivalents and marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. Our trade receivables consist of a small number of large transactions with our collaboration partners and other biopharmaceutical companies. This may lead to significant concentration of credit risk, but we consider the credit risk for each of our collaboration partners, and other customers with whom we conduct business, to be low. We limit our credit risk on cash and cash equivalents by depositing our cash reserves with banks that maintain high credit ratings assigned by international credit-rating agencies.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves at banking facilities, continuously monitoring our cash forecasts and actual cash flows, and matching the maturity profiles of financial assets and liabilities. Based on our current operating plan, we believe that our existing cash and cash equivalents as of September 30, 2017 are sufficient to meet our projected cash requirements for at least the 12 months from the date of this report.